UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Charlotte's Closet, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 22, 2016

Physical address of issuer
405 Main Street Suite 6, Port Washington, NY 11050

Website of issuer
charlottes-closet.com

Current number of employees
2

	Most recent fiscal year-end (ending December 31, 2018)	**Prior fiscal year-end (ending December 31, 2017)**
Total Assets	$376,840.19	$371,725.21
Cash & Cash Equivalents	$1,501.66	$5,505.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	-$5,059.08	$9,206.00
Long-term Debt	$575,000.00	$20,000.00
Revenues/Sales	$128,187.14	$161,758.85
Cost of Goods Sold	$83,486.04	$64,475.88
Taxes Paid	$0.00	$0.00
Net Income	-$168,532.58	-$730,837.35


MAY 21, 2019

FORM C-AR

Charlotte's Closet, LLC


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Charlotte's Closet, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at charlottes-closet.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 21, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Charlotte's Closet, LLC (the "Company") is a Delaware Limited Liability Company, formed on February 22, 2016.

The Company is located at 405 Main Street Suite 6, Port Washington, NY 11050.

The Company's website is charlottes-closet.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Charlotte's Closet has disrupted party dress and trend shopping for a new generation by renting the latest fashions online at up to 75% less than retail. Charlotte's Closet currently ships on trend fashions to its young clients in 48 states.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jen Forman who is the founder and CEO of the Company. The Company has or intends to enter into employment agreements with Jen Forman although there can be no assurance that she will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jen Forman or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have a small management team.
We depend on the skills and experience of a small management team and senior employees that are very important to the company. As our business grows, we will need to hire additional employees . If the company is not able to call upon any of these people for any reason, its operations and development could be harmed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Charlotte's Closet has disrupted party dress and trend shopping for a new generation by renting the latest fashions online at up to 75% less than retail. Charlotte's Closet currently ships on trend fashions to its young clients in 48 states.

Business Plan

Charlotte's Closet is an online platform providing teens access to borrow designer dresses at a discount for all occasions. The Company uses a combination of traditional PR, marketing and social media tactics to garner awareness and drive traffic to site and brick and mortar location in Port Washington NY. For the 2019 back to school season, the Company will expand product offering to include more casual clothing items available for rent through a monthly membership service. In addition, the brand developed strategic partnerships to expand reach during prom season and hosted pop up shops in a variety of markets including Houston, Dallas an NYC. The Company will continue to further develop collaborations to expand customer base. The Company will also launch an ambassador program with high school and college students in the fall of 2019.

History of the Business

The Company's Products and/or Services

Charlotte's Closet rents party dresses so teenage girls can rock their most important occasions at an affordable price. Whether it's a prom, sweet sixteen, sorority formal, graduation or any other event, choices are made online from the latest designer party dresses. Search can be by event date, size, designer, occasion, color or style. A free backup size is available to ensure the perfect fit and will arrive two to three days prior to the event. The Company offers a unique home try-on option that provides a try before you rent with a three dress selection. Free return and dry cleaning is provided. ENDLESS by Charlotte's Closet is an extension of the model with a subscription based rental business providing young women with access to the latest on trend fashions. Pieces are selected every month to create a constantly changing and highly fashionable wardrobe. Clothes are kept under one of three monthly membership plans with either one, two or three piece options. As always, shipping is free and dry cleaning is on us. Included in this segment is the Ambassador Program where selected college women at universities across the country represent and promote the brand on campus.

Competition

While the Company is a first mover in the teen fashion rental space, its competitors in the shared economy space include Gwynne Bee and Rent the Runway.

Supply Chain and Customer Base

Target Market: Girls ages 12-21; Population of 15 million; $6 billion annual spend on party dresses/clothing

Intellectual Property

The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance

None

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 405 Main Street Suite 6, Port Washington, NY 11050

The Company conducts business within the U.S.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jen Forman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2015-Present: Founder/CEO/Manager of Charlotte's Closet

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2015-Present: Founder/CEO/Manager of Charlotte's Closet
2004-2015: Founder of Jen Lane PR

As a media director at a mid-size PR firm, Jen secured national and local media placements on behalf of her lifestyle clients. This expertise helped launch Charlotte's Closet, where she booked herself to talk teen fashion trends and introduce the brand and target rental concept on national and local morning shows including The Today Show, CNN, Good Day New York, WNBC news and Twin Cities Live.

Education

BA from Syracuse University

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jen Forman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2015-Present: Founder/CEO/Manager of Charlotte's Closet

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2015-Present: Founder/CEO/Manager of Charlotte's Closet
2004-2015: Founder of Jen Lane PR

As a media director at a mid-size PR firm, Jen secured national and local media placements on behalf of her lifestyle clients. This expertise helped launch Charlotte's Closet, where she booked herself to talk teen fashion trends and introduce the brand and target rental concept on national and local morning shows including The Today Show, CNN, Good Day New York, WNBC news and Twin Cities Live.

Education

BA from Syracuse University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in NY.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A-1 Units
Amount outstanding	1,013,333
Voting Rights	Yes
Other Rights	Liquidation preference over other classes of units. Preemptive rights to any equity offerings other than Class C or Class D units. Receives mandatory tax distributions, as reasonably determined by the Board of Managers.

Type of security	Class A-2 Units
Amount outstanding	466,917
Voting Rights	Yes
Other Rights	N/A

Type of security	Class B-1 Units
Amount outstanding	1
Voting Rights	No
Other Rights	No distributions or payments shall be made to the Class B-1 Member

Type of security	Class B-2 Units
Amount outstanding	1,500,000
Voting Rights	Yes
Other Rights	Preemptive rights to any equity offerings other than Class C or Class D units. Class B-2 members have the right of first offer of any proposed transfer of Class A member interests. Receives mandatory tax distributions, as reasonably determined by the Board of Managers.

Securities issued pursuant to Regulation CF:

Type of security	Class D Units
Amount outstanding	10,759
Voting Rights	Yes
Anti-Dilution Rights	No

The Company has the following debt outstanding:

Type of debt	Convertible Promissory Note
Name of creditor	Barry Lane
Amount outstanding	$20,000.00
Interest rate and payment schedule	5%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	August 27, 2019
Other material terms	**Conversion at Maturity**. On the Maturity Date, in the event and to the extent that any outstanding principal and accrued interest under this Note have not been fully paid or converted into Company Equity prior to the Maturity Date, then the outstanding principal amount and accrued interest of this Note shall be converted automatically, without any further act of the Company or its equity holders or the Holder, into fully paid units of the Class A-2 Units of the Company in lieu of repayment of all outstanding principal and accrued interest under this Note. Any such conversion shall be deemed to occur at the close of business on the Maturity Date. The number of units of Class A-2 Units issuable upon conversion under this paragraph shall be determined by dividing the outstanding principal balance plus all accrued and unpaid interest hereunder through the Maturity Date by that price per unit (the "Default Conversion Price") that would result in the Company having a pre-money valuation of $4,000,000 on a fully diluted basis (it being understood

	that, based on the Company's representation and warranty as to its capitalization set forth in Section 2.3 of the Note Purchase Agreement (including, for the avoidance of doubt, in the calculation of the Company's fully diluted basis, the reserved Class C Units (as defined in the Note Purchase Agreement), the Default Conversion Price is $1.50 per unit of Class A-2 Units).

Type of debt	Convertible Promissory Note
Name of creditor	Spencer 2012 Family Trust
Amount outstanding	$100,000.00
Interest rate and payment schedule	5%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	February 4, 2020
Other material terms	**Other material terms Conversion.** The outstanding principal amount of and any accrued but unpaid interest under this Note shall be convertible into units of, or equity interests in, the Company as follows: **(a) Mandatory Conversion.** The outstanding principal amount and accrued interest of this Note shall be converted automatically, without any further act of the Company or its equity holders or the Holder, into fully paid units of a new class of units of the Company (the "Company Equity") that is issued by the Company in a bona fide third party equity financing transaction (the "Offering") after the date hereof, such conversion to be deemed to occur simultaneously with the closing of the Offering and the number of units of the Company Equity issuable upon such conversion to be determined in accordance with the following sentence; provided, however, that no such mandatory conversion shall occur under this paragraph unless the Company Offering (x) is closed on or before

the Maturity Date and (y) includes in such closing at least Six Hundred Fifty Thousand Dollars ($650,000) of new capital (funded in cash) invested in units of Company Equity (excluding the conversion of any Notes issued under the Note Purchase Agreement or any other debt outstanding) (a "Qualified Offering"). Any such mandatory conversion will be deemed to occur as of the closing of the Offering, and the number of units of the Company Equity issuable upon any such mandatory conversion shall be determined by dividing the outstanding balance of principal and accrued interest of this Note by the amount (the "Offering Conversion Price") equal to the product of (x) the lowest per unit price of the Company Equity paid in the Offering and (y) the Applicable Percentage. The "Applicable Percentage" means (i) if the closing of the Offering occurs within six months of the Effective Date, 80%; (ii) if the closing of the Offering occurs more than six months after, but within nine months of, the Effective Date, 75%, and (ii) if the closing of the Offering occurs more than nine months after the Effective Date, 70%. The term "fully paid", when used in this Note in relation to a unit of, or equity interest in, the Company, shall mean that the holder of such unit or equity interest shall not have any obligation to make any capital contributions to the Company in respect of such unit or equity interest. The term "bona fide third party equity financing transaction" means an equity financing transaction in which none of the participants are Affiliates (as defined in the Operating Agreement) or immediate family of any member of the Company.

(b)   Conversion at Holder's Option. In the event that the conditions to mandatory conversion into Company Equity pursuant to paragraph (a) above are not satisfied, but an Offering is otherwise completed prior to the Maturity Date, then the Holder may, at Holder's option, exercisable within thirty (30) days of the closing of the Offering, elect to convert all amounts due and owing under this Note into fully paid units of Company Equity by delivery of written notice to the Company to such effect. The Company shall notify the Holder as promptly as practicable of the terms of any such Offering, including without limitation the price at which such Company Equity was or is being sold, the total amount of capital invested or to be invested and a summary of the material terms of the offering. Any such voluntary conversion will be deemed to occur at the close of business on the day on which written notice of conversion is delivered to the Company (but not before the date on which units of the Company Equity are first issued), and the number of units of Company Equity issuable upon any such voluntary conversion shall be determined by dividing the amount designated by the Holder by the then-applicable Offering Conversion Price.

(c)   Conversion at Maturity. On the Maturity Date, in the event and to the extent that any outstanding principal and accrued interest under this Note have not been fully paid or converted into Company Equity prior to the Maturity Date, then the outstanding principal amount and accrued interest of this Note shall be converted automatically, without any further act of the Company or its equity holders or the Holder, into fully paid units of the Class A-2 Units of the Company in lieu of repayment of all outstanding principal and accrued interest under this Note. Any such conversion shall be deemed to occur at the close of business on the Maturity Date. The number of units of Class A-2 Units issuable upon conversion under this paragraph shall be determined by dividing the outstanding principal balance plus all accrued and unpaid interest hereunder through the Maturity Date by that price per unit (the "Default Conversion Price") that would result in the Company having a pre-money valuation of $4,000,000 on a fully diluted basis (it being understood that, based on the Company's representation and warranty as to its capitalization set forth in Section 2.3 of the Note Purchase Agreement (including, for the avoidance of doubt, in the calculation of the Company's fully diluted basis, the reserved Class C Units (as defined in the Note Purchase Agreement), the Default

| | | | | | Conversion Price is $1.50 per unit of Class A-2 Units). |

The total amount of outstanding debt of the company is $120,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class D Units	3571	$30,125.00	Inventory expansion; Human capital requirements for fashion buying, technology, marketing and operations; IT investment to improve web site customer experience, operational support including improved inventory management, and evolving technology requirements; Operating costs such as rent, communications, etc.	February 28, 2018	Regulation CF

Ownership

A majority of the Company is owned by a few entities, namely Charlotte's Closet Holdings, Inc. and Charlotte's Closet Investor Holdco, LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Charlotte's Closet Holdings, Inc.	50.74%
Charlotte's Closet Investor Holdco, LLC	33.88%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

From our date of inception, on February 22, 2016, to December 31, 2016 ("Fiscal 2016"), we recorded revenues of $54,462. In the first six months of 2017 we have doubled our revenues from Fiscal 2016. The majority of our expenses in Fiscal 2016 were payroll related costs of $235,337 and advertising and promotion of $223,134. Total expenses amounted to $608,343 Fiscal 2016, with $51,537 in non-cash related expenses for depreciation and amortization. In Fiscal 2016 our net loss amounted to $570,000. We financed that net loss primarily by selling member units at $1.00 per unit to an equity investor. The $1,000,000 equity investment was also used to purchase $230,000 of rental inventory, that we record on our balance sheet as a non-current asset, which we depreciate using the straight-line method over the estimated useful loves of the garments, which is five years. We also raised $575,000 in capital in March 2017, which allowed the company to increase product offerings and thus drive significant sales growth even with limited funds for targeted marketing campaigns. These results reflect expectations that we believe can be achieved with sufficient working capital to invest in the following and thus continue to drive exponential sales growth: Expanded inventory for customer selections; Build out a fully developed marketing strategy to encompass digital, social media, traditional marketing and public relations; Augment the management team and support operations; Invest in IT to improve web site customer experience

Liquidity and Capital Resources

On February 28, 2018 the Company conducted an offering pursuant to Regulation CF and raised $30,125.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering and Convertible Note Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jen Forman
(Signature)

Jen Forman
(Name)

Founder/CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jen Forman
(Signature)

Jen Forman
(Name)

Founder/CEO
(Title)

5/21/19
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Charlotte's Closet LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Merchandise Sales	97,184.25
Misc.	28,649.07
Tax Refund	2,353.82
Total Income	**$128,187.14**
GROSS PROFIT	**$128,187.14**
Expenses	
Admin. Expense	46.02
Automobile Expense	
Fuel	141.66
Total Automobile Expense	**141.66**
Bank Service Charges	200.50
Cable	120.34
Communications	1,280.70
Computer and Internet Expenses	395.69
Dues and Subscriptions	143.96
Filing Fee	867.50
Insurance Expense	
Disability	171.93
General Liability Insurance	2,583.84
Medical	2,879.85
Rental	1,026.31
WC	3,312.57
Total Insurance Expense	**9,974.50**
Interest Expense	7,635.01
Meal & Entertainment	1,534.07
Membership	95.00
Office Expense	13,233.75
Shipping Supplies	1,475.33
Telephone Expense	78.21
Travel Expense	754.28
Local Transportation	2,043.34
Meals	105.65
Total Travel Expense	**2,903.27**
Web Hosting	1,460.86
Total Admin. Expense	**41,586.37**
Advertising and Promotion	12.95
Digital Advertising	15,163.78
Digital Agency	4,350.00
Total Digital Advertising	**19,513.78**
Digital Agency	4,600.00
Other {146}	4,871.32
Printing	47.88

	TOTAL
Social Media	9,866.28
Total Advertising and Promotion	**38,912.21**
Cost of Goods Sold	
Merchandise Cleaning	5,946.57
Merchandise-CC	47,096.86
Payment Processing fee	5,084.69
Postage and Delivery	25,357.92
Total Cost of Goods Sold	**83,486.04**
Late Fee	100.00
Late Fee CC	296.00
Marketing	
Other	337.11
Public Relations	125.00
Total Marketing	**462.11**
Misc. Expense	3,147.47
Donation	10.50
Total Misc. Expense	**3,157.97**
Professional Fees	
Accounting	7,460.00
Consultant	515.20
Legal	4,025.00
Public Relations	2,208.24
Social Media	1,000.00
Web Development	1,677.60
Review Site	1,677.60
Total Web Development	**3,355.20**
website Design	2.28
Total Professional Fees	**18,565.92**
Rent Expense	25,075.00
Salaries	
Payroll Expenses	27,486.02
Payroll Service Fee	1,351.69
Payroll Tax Expense	4,464.13
Payroll Taxes	373.76
Total Salaries	**33,675.60**
Service Fee	12.86
Staffing	1,190.00
Showroom	37,223.28
Total Staffing	**38,413.28**
Taxes	26.00
Penalty	526.32
Sales Tax	9,327.13
Total Taxes	**9,879.45**
Unallocated Expenses	3,096.91
Total Expenses	**$296,719.72**
NET OPERATING INCOME	$ -168,532.58
NET INCOME	$ -168,532.58